Sub-Item 77I (a): Terms of new or amended securities

      At a meeting of the Board of Directors of Bridgeway Funds, Inc. (the "Company") held on February 10, 2012, the Board of Directors approved the classification of an additional 85,000,000 shares into the Aggressive Investors 1 Fund, the classification of an additional 10,000,000 shares into the Ultra-Small Company Fund and the classification of all of the authorized shares of the Large-Cap Value Fund, all of which are unissued, into undesignated and unclassified shares of the capital stock of the Company.

      At a meeting of the Board of Directors of the Company held on February 10, 2012, the Board of Directors authorized the officers of the Company to execute, file and/or deliver Articles of Amendment to be filed with the State Department of Assessments and Taxation of Maryland to effectuate the conversion of the outstanding shares of stock of Aggressive Investors 2 Fund ("Aggressive 2 Fund") into shares of stock of Aggressive Investors 1 Fund ("Aggressive 1 Fund"), and the resulting transfer of all of the assets and liabilities of Aggressive 2 Fund to Aggressive 1 Fund.

      At a meeting of the Board of Directors of the Company held on February 10, 2012, the Board of Directors authorized the officers of the Company to execute, file and/or deliver Articles of Amendment to be filed with the State Department of Assessments and Taxation of Maryland to effectuate the conversion of the outstanding shares of stock of Micro-Cap Limited Fund ("MCL Fund") into shares of stock of Ultra-Small Company Fund ("USC Fund"), and the resulting transfer of all of the assets and liabilities of MCL Fund to USC Fund.